

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

<u>Via E-mail</u>
Mr. Michael Tattersfield
Chief Executive Officer
Caribou Coffee Company, Inc.
3900 Lakebreeze Avenue North
Brooklyn Center, Minnesota 55429

      Re: **Caribou Coffee Company, Inc.**
               Form 10-K for the fiscal year ended January 2, 2011
               Filed March 25, 2011
               Definitive Proxy Statement
               Filed March 29, 2011
               Form 10-Q for the fiscal quarter ended April 3, 2011
               Filed May 6, 2011
               File No. 000-51535

Dear Mr. Tattersfield:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Linda Cvrkel

                        Linda Cvrkel
                        Branch Chief